Pricing Term Sheet To preliminary prospectus supplement dated June 21, 2011 (To prospectus dated March 10, 2009)	Filed pursuant to Rule 433 Registration number 333-157822 June 21, 2011

Lincoln National Corporation $300,000,000 4.85% SENIOR NOTES DUE 2021 Final Term Sheet, dated June 21, 2011
Issuer:	Lincoln National Corporation
Title of Securities:	4.85% Senior Notes due 2021 (the “Notes”)
Security Type:	Senior Unsecured Fixed Rate Notes
Format:	SEC Registered
Trade Date:	June 21, 2011
Settlement Date (T+3):	June 24, 2011
Maturity Date:	June 24, 2021
Aggregate Principal Amount Offered:	$300,000,000 of Notes
Price to the Public (Issue Price):	99.867% of the principal amount of the Notes
Net Proceeds (Before Expenses):	$297,651,000
Benchmark Treasury:	3.125% due May 15, 2021
Benchmark Treasury Yield:	2.967%
Spread to Benchmark:	Treasury Rate plus 190 basis points
Re-offer Yield:	4.867%
Coupon:	4.85% per annum
Interest Payment Dates:	Semi-annually on each June 24 and December 24 commencing on December 24, 2011
Optional Redemption:	Make-whole call at any time at the greater of 100% and the discounted value at Treasury Rate plus 30 basis points
CUSIP/ISIN:	534187BB4 / US534187BB41
Ratings* (expected):	Baa2 (Moody’s) /A- (S&P) /BBB+ (Fitch)
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Lincoln National Corporation $300,000,000 4.85% SENIOR NOTES DUE 2021 Final Term Sheet, dated June 21, 2011
Joint Book-Running Managers:	Goldman, Sachs & Co. UBS Securities LLC
Co-Managers:	Sandler O’Neill & Partners, L.P. Raymond James & Associates, Inc. The Williams Capital Group, L.P.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attention: Registration Department (1-866-471-2526) or UBS Securities LLC, Attention Prospectus Department, 299 Park Avenue, New York, NY 10171 (1-877-827-6444, ext 561-3884).

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